WAL*MART
MEXICO

02 APR 25 AM 11:16

FILE N°
82-4609

April 22, 2002

02028627

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington , D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the consolidated financial statements for the 1st quarter 2002; the press release for March 2002 sales, 1st quarter results and dividend payment result of Wal-Mart de Mexico, S.A. de C.V., which were published and delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number : 011-52-55-5328-3557.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

dlw 4/25

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- CHIMALPOPOCA N° 65 1ER. PISO COL. OBRERA DEL. CUAUHTEMOC C.P. 06800 Tel. 5628-60-00
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 Tel. 5328-35-00
- BLVD. AVILA CAMACHO # 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 Tel. 5395-10-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**

Quarter: **1** Year: **2002**

WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

FILE N° 82-4609

02 APR 25

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**51,494,827**	**100**	**46,379,663**	**100**
2	**CURRENT ASSETS**	**18,407,778**	**36**	**16,111,132**	**35**
3	CASH AND SHORT-TERM INVESTMENTS	10,072,757	20	7,589,095	16
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	413,333	1	296,311	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	162,913	0	406,344	1
6	INVENTORIES	7,557,686	15	7,565,380	16
7	OTHER CURRENT ASSETS	201,089	0	254,002	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**33,087,049**	**64**	**30,268,531**	**65**
13	PROPERTY	31,691,446	62	28,889,765	62
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	12,673,167	25	11,961,891	26
16	ACCUMULATED DEPRECIATION	12,017,567	23	11,115,923	24
17	CONSTRUCTION IN PROGRESS	740,003	1	532,798	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**18,836,084**	**100**	**15,594,536**	**100**
21	**CURRENT LIABILITIES**	**13,890,437**	**74**	**10,714,297**	**69**
22	SUPPLIERS	10,211,977	54	8,951,299	57
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	681,507	4	553,596	4
26	OTHER CURRENT LIABILITIES	2,996,953	16	1,209,402	8
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**4,938,988**	**26**	**4,835,696**	**31**
32	**OTHER LIABILITIES**	**6,659**	**0**	**44,543**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**32,658,743**	**100**	**30,785,127**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**32,658,743**	**100**	**30,785,127**	**100**
36	**CONTRIBUTED CAPITAL**	**11,384,220**	**35**	**11,400,319**	**37**
37	PAID-IN CAPITAL STOCK (NOMINAL)	4,503,553	14	4,528,620	15
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,951,699	18	5,952,675	19
39	PREMIUM ON SALES OF SHARES	928,968	3	919,024	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**21,274,523**	**65**	**19,384,808**	**63**
42	RETAINED EARNINGS AND CAPITAL RESERVE	23,912,533	73	21,030,418	68
43	REPURCHASE FUND OF SHARES	3,732,609	11	4,230,666	14
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,222,415)	(22)	(6,665,889)	(22)
45	NET INCOME FOR THE YEAR	851,796	3	789,613	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**10,072,757**	**100**	**7,589,095**	**100**
46	CASH	18,879	0	21,995	0
47	SHORT-TERM INVESTMENTS	10,053,878	100	7,567,100	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**13,890,437**	**100**	**10,714,297**	**100**
52	FOREING CURRENCY LIABILITIES	796,672	6	720,960	7
53	MEXICAN PESOS LIABILITIES	13,093,765	94	9,993,337	93
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,996,953**	**100**	**1,209,402**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,996,953	100	1,209,402	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**4,938,988**	**100**	**4,835,696**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	4,938,988	100	4,835,696	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**6,659**	**100**	**44,543**	**100**
68	RESERVES	6,659	100	44,543	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,222,415)**	**100**	**(6,665,889)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,222,415)	(100)	(6,665,889)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,517,341	5,396,835
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	88,933	80,980
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,443,858,098	4,468,592,298
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**23,153,458**	**100**	**19,817,602**	**100**
2	COST OF SALES	18,487,638	80	15,871,790	80
3	**GROSS INCOME**	**4,665,820**	**20**	**3,945,812**	**20**
4	OPERATING EXPENSES	3,555,712	15	3,068,156	15
5	**OPERATING INCOME**	**1,110,108**	**5**	**877,656**	**4**
6	TOTAL FINANCING COST	(254,996)	(1)	(464,136)	(2)
7	**INCOME AFTER FINANCING COST**	**1,365,104**	**6**	**1,341,792**	**7**
8	OTHER FINANCIAL OPERATIONS	54,649	0	127,003	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,310,455**	**6**	**1,214,789**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	458,659	2	425,176	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**851,796**	**4**	**789,613**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**851,796**	**4**	**789,613**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**851,796**	**4**	**789,613**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**851,796**	**4**	**789,613**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**851,796**	**4**	**789,613**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**23,153,458**	**100**	**19,817,602**	**100**
21	DOMESTIC	23,153,458	100	19,817,602	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**(254,996)**	**100**	**(464,136)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	204,388	80	442,352	95
27	EXCHANGE PROFITS	3,721	1	3,183	1
28	GAIN DUE TO MONETARY POSITION	(46,887)	(18)	(18,601)	(4)
8	**OTHER FINANCIAL OPERATIONS**	**54,649**	**100**	**127,003**	**100**
29	OTHER NET EXPENSES (INCOME) NET	54,649	100	127,003	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**458,659**	**100**	**425,176**	**100**
32	INCOME TAX	413,908	90	325,655	77
33	DEFERED INCOME TAX	25,114	5	87,369	21
34	WORKERS' PROFIT SHARING	19,637	4	12,152	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

FILE N° 82-4609

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	93,089,493	80,826,239
39	OPERATION INCOME (**)	5,417,982	4,297,190
40	NET INCOME OF MAYORITY INTEREST(**)	4,313,560	3,974,417
41	NET CONSOLIDATED INCOME (**)	4,313,560	3,974,417

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

FILE N° 82-4609

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**851,796**	**789,613**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	478,435	569,364
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,330,231**	**1,358,977**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	185,385	(3,426,674)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,515,616**	**(2,067,697)**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	(2,210,424)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**0**	**(2,210,424)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(971,063)**	**(829,052)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	544,553	(5,107,173)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,528,204	12,696,268
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,072,757	7,589,095

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

FILE N° 82-4609

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**478,435**	**569,364**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	466,367	428,230
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	5,733	9,799
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	6,335	131,335
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**185,385**	**(3,426,674)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,033,476	513,066
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,277,391	626,654
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	111,927	12,572
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,255,874)	(4,218,375)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	18,465	(360,591)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(2,210,424)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	(112,017)
31	(-) DIVIDENS PAID	0	(2,098,407)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(971,063)**	**(829,052)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,021,879)	(562,848)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	22,019	24,737
39	+ (-) OTHER ITEMS	28,797	(290,941)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.68	%	3.98	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.21	%	12.91	%
3	NET INCOME TO TOTAL ASSETS (**)	8.38	%	8.57	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	55.60	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	5.50	%	2.36	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.81	times	1.74	times
7	NET SALES TO FIXED ASSETS (**)	2.81	times	2.67	times
8	INVENTORIES ROTATION (**)	9.04	times	8.95	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	1	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	36.58	%	33.62	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.58	times	0.51	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.23	%	4.62	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.94	times	5.18	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.33	times	1.50	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.78	times	0.80	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.98	times	1.03	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	72.52	%	70.83	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.75	%	6.86	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.80	%	(17.29)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	105.23	%	67.89	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

FILE N° 82-4609

Final Printing

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.97		$	0.89	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.97		$	0.89	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	7.35		$	6.89	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.45	pesos
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		4.04	times		3.35	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		30.61	times		25.96	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE N°
82-4609

FINANCIAL STATEMENT NOTES (1)

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - ACCUMULATED EFFECT OF DEFERRED INCOME TAX

THE INITIAL EFFECT OF THE DEFERRED INCOME TAX IS AN OWNER'S EQUITY REDUCTION OF PS. 4,413,340, THIS EFFECT IS INCLUDED IN REFERENCE S-42 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "RETAINED EARNINGS AND CAPITAL RESERVE".

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	13.45%	12.61%
3	NET INCOME TO TOTAL ASSETS	(**)	8.73%	8.46%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	1.88 TIMES	1.72 TIMES
7	NET SALES TO FIXED ASSETS	(**)	2.94 TIMES	2.73 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.37 TIMES	5.23 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 4 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE IN THE QUARTER OF PREVIOUS FINANCIAL YEAR, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 6 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED DURING THE QUARTER OF PREVIOUS FINANCIAL YEAR INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 7 - CEDULE FOR THE DETERMINATION OF NFEA AND NFEAR

ANNEX 12 AND 12-A PRESENT INFORMATION FROM FISCAL YEAR 2000 AS THE ANNUAL DECLARATION CORRESPONDING TO 2001 HAS NOT BEEN PRESENTED YET.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

FILE N°
82-4609

ANNEX 1

CONSOLIDATED
Final Printing

COMPANY SALES FOR THE JANUARY - MARCH 2002 PERIOD AMOUNTED TO PS. 23,153 MILLION, REPRESENTING AN INCREASE OF 16.8% IN REAL TERMS COMPARED TO THE FIRST QUARTER IN 2001. COMPARABLE SALES, CONSIDERING ONLY UNITS THAT HAVE BEEN OPERATING FOR OVER A YEAR, WERE UP 7.4% COMPARED TO THE SAME PERIOD LAST YEAR.

OUR "EVERY DAY LOW PRICES" PHILOSOPHY, WHICH WAS IMPLEMENTED IN MAY 2000, KEEPS GAINING ACCEPTANCE AMONG OUR CUSTOMERS AS REFLECTED BY THE FACT THAT WE HAVE REPORTED COMPARABLE SALES INCREASES FOR 22 CONSECUTIVE MONTHS. IN MARCH 2002 WE REPORTED AN OUTSTANDING 10% INCREASE, FIGURE WHICH WAS IMPACTED BY THE POSITIVE EFFECT OF HAVING AN ADDITIONAL SUNDAY, THE MARCH 21ST "LONG WEEKEND" AND ESPECIALLY THE EASTER WEEK. FOR THE MONTH OF APRIL WE EXPECT A TOUGH COMPARISON, SINCE APRIL 2001 CONSIDERED ONE SUNDAY MORE IMMEDIATELY AFTER A PAYDAY AND INCLUDED THE EASTER WEEK.

GROSS PROFIT MARGIN FOR THE FIRST QUARTER REACHED 20.2%, A 30 BASIS POINTS IMPROVEMENT COMPARED TO LAST YEAR. IN MONETARY TERMS, GROSS PROFIT WAS 18.2% HIGHER THAN LAST YEAR. OPERATING EXPENSES FOR THIS QUARTER REPRESENTED 15.4% OF SALES, A DECREASE OF 10 BASIS POINTS COMPARED TO LAST YEAR. OPERATING INCOME GREW 26.4% IN REAL TERMS AND REACHED 4.8% OF SALES, A 40 BASIS POINTS IMPROVEMENT VERSUS 2001.

EBITDA AMOUNTED TO PS. 1,576 MILLION, 6.8% OF SALES AND WAS 20.7% HIGHER THAN THE FIGURE REPORTED IN THE SAME PRIOR YEAR QUARTER. HOWEVER, INCOME BEFORE INCOME TAX AND EMPLOYEES' PROFIT SHARING GREW ONLY 7.8% COMPARED TO THE SAME PERIOD LAST YEAR DUE TO THE 55% REDUCTION IN INTEREST RATES.

NET INCOME FOR THE QUARTER GREW 7.8% IN REAL TERMS TO PS. 852 MILLION, 3.7% OF SALES.

DURING THE JANUARY - MARCH 2002 PERIOD WE OPENED 11 OPERATING UNITS: FOUR BODEGAS, THREE WAL-MART SUPERCENTERS, ONE SAM'S CLUB AND THREE VIPS RESTAURANTS. SO FAR IN APRIL WE HAVE OPENED ONE BODEGA AND ONE WAL-MART SUPERCENTER, MAKING A TOTAL OF 563 OPERATING UNITS. THESE OPENINGS ARE PART OF OUR EXPANSION PROGRAM WHICH CONSIDERS 67 NEW UNITS: 41 SELF-SERVICE STORES, 2 SUBURBIA STORES AND 24 RESTAURANTS.

DURING THE JANUARY - MARCH PERIOD THE COMPANY INVESTED PS. 1,022 MILLION IN FIXED ASSETS. AS OF MARCH 31, 2002, THE COMPANY HAD PS. 10,073 MILLION IN CASH AND CONTINUED TO SHOW A DEBT-FREE BALANCE.

MEXICO, D.F., APRIL 15, 2002

CESAREO FERNANDEZ GONZALEZ

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER AT MARCH 2002, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - DEFERRED INCOME TAX:

THE INITIAL EFFECT OF DEFERRED INCOME TAX CAUSED BY THE APPLICATION OF BULLETIN D-4 "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS IS AN OWNER'S EQUITY REDUCTION OF PS. 4,413,340.

NOTE 3 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 4 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT MARCH 31, 2002.

NOTE 5 - SENIORITY PREMIUMS

THE COMPANY SET UP A TRUST FUND TO COVER THE PAYMENT OF SENIORITY PREMIUMS ACCRUING TO EMPLOYEES.

NOTE 6 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
SHARES PLAN FUND	PS.(822,422)	PS.(164,832)	PS.(987,254)
PREMIUM ON SALE OF SHARES	610,008	1,306,214	1,916,222
PREMIUM ON SALE OF SHARES	PS.(212,414)	PS. 1,141,382	PS. 928,968

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
LEGAL RESERVE	PS. 935,984	PS. 1,063,326	PS. 1,999,310
RETAINED EARNINGS FROM PREVIOUS YEARS	15,016,409	11,310,154	26,326,563
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(585,891)	(4,413,340)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.12,124,944	PS.11,787,589	PS.23,912,533
REPURCHASE FUND OF SHARES	PS. 1,441,703	PS. 2,290,906	PS. 3,732,609
NET INCOME FOR THE YEAR	PS. 849,296	PS. 2,500	PS. 851,796

NOTE 7 - REPURCHASE FUND OF SHARES:

AT MARCH 31, 2002, THE COMPANY REPURCHASED 253,080,902 SERIES "C" SHARES AND 112,061,000 SERIES "V" SHARES. THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 370,047 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 462,391 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST ACQUIRED OF THE SHARE WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR REPURCHASE OF SHARES.

NOTE 8- AGREEMENTS REACHED AT THE SHAREHOLDERS' ORDINARY MEETING HELD ON FEBRUARY 27, 2002:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY TO REPURCHASE OWN SHARES. SAID AMOUNT IS PS. 3,717,512 (NOMINAL).

2. TO CANCEL 24,734,200 SERIES "C" SHARES THAT WAS REPURCHASED BY THE COMPANY.

3. TO INCREASE THE LEGAL RESERVE BY PS. 209,696 (NOMINAL) CHARGED TO THE ACCUMULATED PROFIT ACCOUNT. SAID AMOUNT AT MARCH 31, 2002 CONSTANT PESOS AMOUNTS TO PS. 210,729.

4. APPROVAL OF THE PROJECT TO PAY A DIVIDEND WHICH, IF THE SHAREHOLDER WISHES, IS PAID IN CASH (PS. 0.31 NOMINAL PESOS PER SHARE REPRESENTING THE COMPANY'S CAPITAL STOCK, NOTWITHSTANDING THE SERIES) OR COMPANY SHARES (ONE NEW "C" SERIES SHARE PER 75 OUTSTANDING SHARES POSSESSED BY THE SHAREHOLDER). THIS DIVIDEND IS PAID AS OF APRIL 10, 2002.

5. INCREASING THE VARIABLE PART OF THE COMPANY'S CAPITAL STOCK BY ISSUING 59,251,441 NEW "C" SERIES SHARES TO BE USED EXCLUSIVELY TO BE PAID TO SHAREHOLDERS CHOOSING TO RECEIVE THE DIVIDEND MENTIONED ABOVE IN SHARES. NEW SHARES THAT ARE NOT UNDERSIGNED AND GIVEN TO SHAREHOLDERS SHALL BE CANCELLED AS SHALL THE SAME PROPORTION OF THE COMPANY'S CAPITAL STOCK.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

FILE N°
82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	475,027	99.99	475,027	2,574,658
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	469,917
3 VIPS	RESTAURANTS	41,000	99.99	41,000	806,010
4 EMPRESAS DE SERVICIO	PROFESIONAL OUTSOURCE	774,114	99.99	901,861	1,681,533
5 GRUPO INMOBILIARIO	R.E. DEVELOPMENT	11,337,204	99.99	11,337,204	30,575,291
TOTAL INVESTMENT IN SUBSIDIARIES				**13,030,015**	**36,107,409**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**36,107,409**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR: **2002**

WAL - MART DE MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

FILE N° 82-4609

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	9,020,546	1,355,122	7,665,424	9,780,583	4,062,920	13,383,087
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	236,313	57,895	178,418	67,623	52,839	193,202
OFFICE EQUIPMENT	4,841,850	1,534,776	3,307,074	4,990,486	3,299,369	4,998,191
COMPUTER EQUIPMENT	1,637,163	872,846	764,317	899,732	781,800	882,249
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**15,735,872**	**3,820,639**	**11,915,233**	**15,738,424**	**8,196,928**	**19,456,729**
NOT DEPRECIATION ASSETS						
GROUNDS	3,607,237	0	3,607,237	9,283,080	0	12,890,317
CONSTRUCTIONS IN PROCESS	740,003	0	740,003	0	0	740,003
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**4,347,240**	**0**	**4,347,240**	**9,283,080**	**0**	**13,630,320**
TOTAL	**20,083,112**	**3,820,639**	**16,262,473**	**25,021,504**	**8,196,928**	**33,087,049**

NOTES

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

FILE N° 82-4609

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			8,789,503	0	0	0	0	0	0	0	692,355	0	0	0	0	0
DEPARTMENT STORE			489,990	0	0	0	0	0	0	0	83,673	0	0	0	0	0
RESTAURANTS			150,957	0	0	0	0	0	0	0	5,499	0	0	0	0	0
TOTAL SUPPLIERS			9,430,450	0	0	0	0	0	0	0	781,527	0	0	0	0	0
OTHER CURRENT LIAB.W/O COST			2,981,808	0	0	0	0	0	0	0	15,145	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			2,981,808	0	0	0	0	0	0	0	15,145	0	0	0	0	0
			12,412,258	0	0	0	0	0	0	0	796,672	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

FILE N° 82-4609

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	189,236	1,731,328	0	0	1,731,328
TOTAL	**189,236**	**1,731,328**			**1,731,328**
NET BALANCE	**(189,236)**	**(1,731,328)**			**(1,731,328)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**133,994**	**1,210,639**	0	0	**1,210,639**
LIABILITIES POSITION	**88,176**	**796,672**			**796,672**
SHORT TERM LIABILITIES POSITION	88,176	796,672	0	0	796,672
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**45,818**	**413,967**			**413,967**

NOTES

PS. 9.0350 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

FILE N° 82-4609

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	12,411,528	15,595,736	3,184,208	0.92	29,295
FEBRUARY	12,568,394	14,612,441	2,044,047	0.06	(1,226)
MARCH	11,135,536	14,797,447	3,661,911	0.51	18,676
ACTUALIZATION:	0	0	0	0.00	142
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**46,887**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

THE BOXES IN THE MONTHLY INFLATION COLUMN DO NOT PERMIT NEGATIVE NUMBERS; THE CORRESPONDING INFLATION RATE IN FEBRUARY WAS -0.06%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

FILE N°
82-4609

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	607,609	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	546,968	100
SUPERMARKETS	GROCERIES SALES AND FRESH	70,779	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	419,459	100
APPAREL STORES	APPAREL AND ACCESORY SALE	255,977	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	53,888	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON-APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FILE N° 82-4609

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON AVAILABLE				23,153,458			
TOTAL				23,153,458			

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON - APPLY							
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000**	9,491,843
Number of shares Outstanding at the Date of the NFEA: (Units)	4,473,873,098

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF DECEMBER OF 2000

FISCAL EARNINGS	3,236,936
- DETERMINED INCOME	19,225
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	31,219
- DETERMINED RFE	3,182,007
- NON DEDUCTABLES	23,710
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARCH OF 2002	9,707,457
Number of shares Outstanding at the Date of the NFEA: (Units)	4,443,858,098

STOCK EXCHANGE COI WALMEX QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **WAL - MART DE MEXICO, S.A. DE C.V.**

FILE Nº 82-4600

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 1,671,026

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 4,473,873,098

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2000

FISCAL EARNINGS:	3,236,936
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	31,219
- NON-DEDUCTABLES	23,710
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	3,182,007
- INCOME TAX (DEFERED ISR):	954,602
* FACTOR TO DETERMINE THE NFEAR:	0.9286
NFER FROM THE PERIOD	2,068,368

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARCH OF 2002 — 1,678,547

Number of shares Outstanding at the Date of the NFEAR (Units) — 4,443,858,098

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N° 82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
C		39	86,178,595	448,554,779		534,733,374	87,336	454,580
V		39	431,862,484	3,477,262,240		3,909,124,724	437,664	3,523,973
TOTAL			**518,041,079**	**3,925,817,019**	**0**	**4,443,858,098**	**525,000**	**3,978,553**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,443,858,098
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
V	0	0.00000	29.66000
C	0	0.00000	25.90000

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** OF **MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

JORGE MUÑOZ LOPEZ **ACCOUNTING DIRECTOR**	**JORGE PORTILLA FABIAN** **ACCOUNTING MANAGER**

MEXICO, D.F., AT APRIL 15 OF 2002

FILE N°
82-4609

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS MARCH 2002 SALES

For immediate release:
Mexico City, April 9, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of Mar ch 2002, sales were $8,115 million pesos, an amount that represents $1,384 million pesos more than the sales registered during the same month of the previous year and a 20.6% increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 10.0%, compared to the same month of 2001.

	March		January - March	
	2002	2001	2002	2001
Total sales growth (%)	20.6	18.3	16.8	14.9
Comparable sales growth (%)	10.0	8.9	7.4	5.7

Considering the five week period from March 2 to April 5, 2002, that compares with the five week period ending April 6, 2001, as well as the thirteen week period form January 5 to April 5, 2002 and that compares with the thirteen week period that ended April 6, 2001, sales were as follows:

	5 weeks		13 weeks	
	2002	2001	2002	2001
Total sales growth (%)	17.6	16.7	17.0	16.0
Comparable sales growth (%)	7.4	7.4	7.6	6.6

Openings during the month of March:

1 Sam's Club in Ciudad Victoria, Tamaulipas
1 Wal-Mart Supercenter in Ciudad Victoria, Tamaulipas
2 Bodegas in Monterrey, Nuevo Leon
1 Restaurant in Mexico City
1 Restaurant in San Luis Potosi, SLP

Openings January-March 2002:

FORMAT	# OF UNITS
Sam's Club	1
Wal-Mart Supercenter	3
Bodega	4
Restaurants	3
TOTAL	***11***

First Quarter Results Release Date:

The Company informs that First Quarter Results will be released next April 15, 2002.

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 561 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 265 UNITS

47	Sam's Club
65	Wal*Mart Supercenters
109	Bodega Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 245 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL★MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

FILE N°
82-4609

PRESS RELEASE

For immediate release:
April 15, 2002

Wal-Mart de Mexico S.A. de C.V. (WALMEX) announces First Quarter results

Mexico City, April 15, 2002. Today, Wal-Mart de Mexico reported first quarter results. A 17% increase in sales combined with a higher gross margin and a lower level of operating expenses, allowed operating income to increase 26% over last year's same period.
EBITDA for the quarter amounted to $1,576 million pesos and represented 6.8% of sales, a growth in real terms of 21% over last year's levels.

The main figures are:

	2002		2001		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	23,153	100.0	19,818	100.0	17
Gross Margin	4,666	20.2	3,946	19.9	18
Operating Expenses	3,556	15.4	3,068	15.5	16
Operating Income	1,110	4.8	878	4.4	26
EBITDA	1,576	6.8	1,306	6.6	21
Income before taxes	1,310	5.7	1,215	6.1	8
Net Income	852	3.7	790	4.0	8

The Company's cash position as of the end of the first quarter of 2001 was $10,073 million Mexican pesos, equivalent to $1,115 million dollars.

Openings January-March 2002:

FORMAT	# OF UNITS
Sam's Club	1
Wal-Mart Supercenter	3
Bodega	4
Restaurants	3
TOTAL	***11***

Additionally, during April we have opened one Wal-Mart Supercenter in Cancun, Quintana Roo and one Bodega in Tula, Hidalgo.

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 563 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 267 UNITS

47	Sam's Club
66	Wal*Mart Supercenters
110	Bodega Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 245 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL★MART
MEXICO

FILE Nº 82-4609

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS DIVIDEND PAYMENT RESULT

For immediate release:

According to the agreements reached at the Company's Ordinary Shareholders meeting, held on February 27, 2002, regarding the dividend distribution, that at Shareholders choice could have been received in cash or in shares, we inform the following: the increase in the variable portion of the capital stock amounted to $1,136,854,018.00. A total of 48,896,947 series C shares were issued and given to the Shareholders who chose this option.

Shareholder's who held 3,667,271,025 shares, that represent 82.5% of the Company's capital stock chose to receive the dividend in shares.

Shareholder's who held 776,587,073 shares, that represent 17.50% of the Company's capital stock chose to receive the dividend in cash.

The Company's outstanding shares, after the dividend was paid are composed of 3,909,124,724 series V shares and 583,630,321 series C shares, for a total of 4,492,755,045 shares.

Mexico city, April 11,2002

Enrique Ponzanelli Vazquez
Board of Directors' Secretary